Exhibit 2

FOR IMMEDIATE RELEASE	29 September 2015

WPP PLC (“WPP”)

Cohn & Wolfe agrees to acquire a majority stake in Six Degrees PR and Alphabet Consulting in India

WPP announces that its wholly owned operating company Cohn & Wolfe, a leading brand communications agency, has agreed to acquire a majority stake in Six Degrees PR, a full-service public relations agency, and its content and integrated marketing subsidiary Alphabet Consulting.

Founded in 2009 and with offices in Delhi, Mumbai and Bangalore, Six Degrees has extensive public relations, public affairs, crisis management and digital media experience. The agency also delivers content and integrated marketing campaigns through Alphabet Consulting. Clients include regional and multinational companies such as Amadeus, Cushman & Wakefield, Dalmia Bharat Group, Hughes, Ingersoll Rand and Nokia.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast growing markets and sectors. In India, WPP companies (including associates) generate revenues of over US$500 million and employ approximately 14,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ around 50,000 people. Collectively WPP’s public relations and public affairs agencies (including associates and investments) generate revenues of US$2 billion worldwide and employ 11,000 people.

Contact:

Feona McEwan, WPP	+44(0) 207 408 2204
Belinda Rabano, WPP Asia Pacific	+86 10 8520 3066